EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-772-9207

August 31, 2005

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Room 3628
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of June 30, 2005 first quarter financial statements
Filing of Management's Discussion and Analysis
Filing of Certifications: CEO and CFO

Dear Sir:

Please find enclosed a copy of Champion's June 30, 2005 first quarter financial statements, Champion's Management's Discussion and Analysis, and Champion's Certification of Interim Filings by CEO and CFO. All of these documents were Sedar filed in Canada on August 26, 2005.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

dlw 9/7

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2005

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended June 30, 2005.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

JUNE 30, 2005

CONTENTS

	PAGE
FINANCIAL STATEMENTS	
Balance Sheet	I
Statement of Loss and Deficit	II
Statement of Cash Flows	III
Notes to Financial Statements	IV

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	June 30, 2005	March 31, 2005
CURRENT		
Cash	$ 1,186	$ 6,085

LIABILITIES

	June 30, 2005	March 31, 2005
CURRENT		
Accounts payable and accrued liabilities	$ 15,348	$ 14,166
Loan payable (Note 4)	19,047	7,202
	34,395	21,368

CAPITAL DEFICIENCY

	June 30, 2005	March 31, 2005
CAPITAL STOCK	3,456,987	3,456,987
CONTRIBUTED SURPLUS	137,800	137,800
DEFICIT	(3,627,996)	(3,610,070)
	(33,209)	(15,283)
	$ 1,186	$ 6,085

See accompanying notes to interim financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30	
	2005	2004
REVENUE		
Interest	$ -	$ -
EXPENSES		
Amortization	-	25,000
Officers' remuneration	9,000	9,000
Professional fees	-	253
General	4,252	3,183
Shareholders' information	3,663	3,919
Transfer agent's fees and expenses	1,011	998
	17,926	42,353
NET LOSS FOR THE PERIOD	(17,926)	(42,353)
DEFICIT, beginning of period	(3,610,070)	(3,003,094)
DEFICIT, end of period	$ (3,627,996)	$ (3,045,447)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ 0.00	$ (0.01)

See accompanying notes to interim financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30 2005	2004
OPERATING ACTIVITIES		
Net loss for the period	$ (17,926)	$ (42,353)
Amortization	-	25,000
	(17,926)	(17,353)
Change in non-cash components of working capital		
Accounts payable and accrued liabilities	1,182	918
	(16,744)	(16,435)
FINANCING ACTIVITY		
Loan payable	11,845	10,496
CHANGE IN CASH AND CASH EQUIVALENTS	(4,899)	(5,939)
CASH AND CASH EQUIVALENTS, beginning of period	6,085	27,819
CASH AND CASH EQUIVALENTS, end of period	$ 1,186	$ 21,880

See accompanying notes to interim financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2005

1. DESCRIPTION OF BUSINESS

The Company is a reporting issuer in Ontario and Alberta and is currently inactive.

2. GOING CONCERN

The financial statements are prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. The appliction of the going concern concept is dependent on the Company's ability to settle its debt and obtain financing in order to continue its operations.

Management is of the opinion that suitable business opportunities will be identified and that external and/or internal financing will be obtained to meet the Company's liabilities and commitments as they become due.

3. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2005. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the March 31, 2005 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. LOAN PAYABLE

The loan payable to an officer and director is non-interest bearing and due on demand.

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, ON
M2M 4J4

MANAGEMENT'S DISCUSSION AND ANALYSIS FIRST QUARTER 2006

The following discussion and analysis provides a review of current activities and a comparison of the performance and financial position of Champion Natural Health.com Inc. ("Champion") for the first quarter ended June 30, 2005. It should be read in conjunction with the financial statements and accompanying notes. The financial data in this document has been prepared in accordance with Canadian GAAP. Additional information relating to the Company is available on SEDAR at www.sedar.com. Comments in this document are prepared as of August 25, 2005.

Certain of the statements set forth in this MD&A, such as statements regarding planned activity and sales levels, gross margins, working capital, and the availability of capital resources to fund capital expenditures and working capital are forward-looking statements. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of events, including many factors beyond the control of the Company. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2006 could differ materially from those expressed in this document. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

The Company

Champion is a reporting issuer in Ontario and Alberta and is currently inactive. The Company was unable to raise financing to develop its natural heath website during the last couple of years. On September 2, 2004, the Company acquired Home Farms Technologies Asia Sdn. Bhd. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms and abandoning the project because of Home Farms' inability to properly manage itself. Home Farms was sold on March 17, 2005 for a nominal consideration. Management is of the opinion that suitable business opportunities will be identified and that external and/or internal financing will be obtained to meet the Company's liabilities and commitments as they become due.

Overall Performance

Champion is a reporting issuer in Ontario and Alberta and is currently inactive. The Company was unable to raise financing to develop its natural heath website during the last couple of years. On September 2, 2004, the Company acquired Home Farms Technologies Asia Sdn. Bhd. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms and abandoning the project because of Home Farms' inability to properly manage itself. Home Farms was sold on March 17, 2005 for a nominal consideration.

EXEMPTION NUMBER
82-4485

Selected Annual Information

	2005	2004	2003
Revenue	Nil	3,175	13,627
Net loss as previously stated	(512,952)	(164,311)	(389,409)
Net loss restated	(512,952)	(258,335)	(389,409)
Net loss per share, basic and diluted as previously stated	(0.05)	(0.02)	(0.04)
Net loss per share, basic and diluted restated	(0.05)	(0.03)	(0.04)
Total assets	6,085	188,251	409,536
Total long-term debt	Nil	Nil	Nil

The Company is a reporting issuer in Ontario and Alberta and is currently inactive.

Results of Operations

Sales; Gross Margin; Selling; General and Administrative Costs; and Amortization

The Company is a reporting issuer in Ontario and Alberta and is currently inactive. The Company had normal first quarter expenses resulting in a net loss of $17,926.

Summary of Quarterly Results

	Q1	Q2	Q3	Q4
2006				
Revenue	Nil			
Net (loss)	(17,926)			
Net loss per share, basic and diluted	(0.00)			
2005				
Revenue	Nil	Nil	Nil	Nil
Net (loss) profit	(42,353)	(53,601)	(369,789)	(47,209)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.04)	(0.01)
2004				
Revenue	2,384	791	Nil	Nil
Net (loss) profit as previously stated	(41,547)	(83,669)	(51,517)	12,422
Net (loss) profit restated	(41,547)	(83,669)	(51,517)	(81,602)
Net loss per share, basic and diluted as previously stated	(0.01)	(0.01)	(0.01)	(0.00)
Net loss per share, basic and diluted restated	(0.01)	(0.01)	(0.01)	(0.01)

EXEMPTION NUMBER 82-4485

The Company is a reporting issuer in Ontario and Alberta and is currently inactive.

Financial Condition and Liquidity

At March 31, 2005 the Company had negative working capital of ($15,283) (March 31, 2004 - $62,019). The decrease is a result of Nil revenue from operations and normal expenses in fiscal 2005. As the working capital decreases, the Company will have to rely on the capital markets to raise capital via equity and/or debt financing or raise capital internally.

Capital Resources

The Company has not committed to any major capital expenditures at this time. Management is of the opinion that suitable business opportunities will be identified and that financing will be raised for those business opportunities.

Related Party Transactions

Annual salary and management fees of $36,000 were paid by Champion to the President of the Company. In the first quarter ended June 30, 2005, $9,000 was paid.

Changes in Accounting Policies

The Company has changed its policy of accounting for stock-based compensation in compliance with amended CICA pronouncements. This amended pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation whereby companies must account for the fair value of the equity instrument at the date of the grant as an expense using an established option modeling tool, in this case the Black-Scholes model.

The Company has prospectively adopted the new standard effective April 1, 2003. As there were no options granted during the year, the adoption of this policy did not result in any changes to the financial statements.

Risk Factors

Champion is a reporting issuer in Ontario and Alberta and is currently inactive. Management is of the opinion that suitable business opportunities will be identified and that financing will be obtained for those business opportunities. In addition to these risks, Champion's financial performance may be affected, favourably or adversely, by other external factors as described below.

<u>Market Conditions</u>

Demand for the Company's future products and services, if any, may not be sufficient to allow Champion to be profitable.

<u>Financing</u>

The Company requires equity financing for those suitable business opportunities identified. There is no assurance that such additional financing will be available when required or, if available, that it could be obtained on favourable terms.

Bank Debt and Long Term Debt

The Company currently has no bank debt or long term debt.

Development of New Technology

The degree of future profitability of the Company will be somewhat dependent on the successful identification of suitable business opportunities and any future related development that is required.

Competition

The Company is currently looking for suitable business opportunities and any such business would be subject to strong competition with companies that have significantly greater resources and other smaller companies which have certain competitive advantages. This competition is for sales and for the services of key personnel. The Company's future success is dependent, in part, on its ability to attract and retain qualified personnel and product lines and maintain its service quality.

Intellectual Property and Proprietary Rights

Despite Champion's efforts to safeguard and maintain its future proprietary rights, there can be no assurance that Champion will be successful in doing so or that the steps taken by Champion in this regard will be adequate to deter misappropriation or independent third party development of Champion's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using Champion's products or technology. In addition, policing unauthorized use of Champion's future products is difficult, and while Champion is unable to determine the extent to which piracy of its technology exists, such piracy may currently be or could become a problem. Champion may be subject to additional risks if it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of Champion's rights may be ineffective in such countries. Further, there can be no assurance that third parties will not assert infringement or misappropriation claims against Champion in the future with respect to current or future products.

Litigation to defend and enforce Champion's future intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Champion's business, operating results and financial condition, regardless of the final outcome of such litigation.

Shares Outstanding

9,158,303 subordinate voting shares
945,000 subordinate voting share purchase warrants
217,758 multiple voting shares

Larry Melnick
President
August 25, 2005

EXEMPTION NUMBER
82-4485

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Larry Melnick, Chief Executive Officer of **Champion Natural Health.com Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Champion Natural Health.com Inc.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

Larry Melnick
Chief Executive Officer

EXEMPTION NUMBER
82-4485

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Larry Melnick, Chief Financial Officer of **Champion Natural Health.com Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Champion Natural Health.com Inc.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

Larry Melnick
Chief Financial Officer